UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL DYNAMICS CORPORATION

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Financial Statements

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0):

We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0) (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of expressing an opinion on the basic financial statements taken as whole. The supplemental schedule – Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
McLean, Virginia
June 21, 2011

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments in Master Trust at fair value (notes 4 and 7)	$2,457,396,686	$2,345,028,343
Notes receivable from participants	25,565,706	25,167,212
Contributions receivable – employer	12,839,853	13,596,950
Contributions receivable – participants	—	589,972
Other assets (note 9)	2,590,887	126,305

Total assets	2,498,393,132	2,384,508,782

Liabilities:
Accrued administrative expenses	194,126	209,717

Net assets reflecting all investments at fair value	2,498,199,006	2,384,299,065
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(17,820,716)	(8,272,443)

Net assets available for benefits	$2,480,378,290	$2,376,026,622

See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

Additions to net assets attributed to:
Participation in income of master trust (notes 4, 6 and 7)	$191,618,919
Contributions:
Rollovers	5,239,058
Participant	83,598,549
Employer	37,112,799

Total contributions	125,950,406

Total additions	317,569,325

Deductions from net assets attributed to:
Benefits paid to participants (note 8)	211,673,947
Administrative expenses	1,543,710

Total deductions	213,217,657

Net increase	104,351,668
Net assets available for benefits:
Beginning of year	2,376,026,622

End of year	$2,480,378,290

See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Plan Description

The following description of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined-contribution plan covering eligible employees of General Dynamics Corporation (the Company or the Plan Sponsor). Employees subject to a collective bargaining agreement are not eligible to participate in this Plan. Such employees are primarily eligible to participate in the General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan). The Plan is one of four plans that comprise the General Dynamics Corporation Savings and Stock Investment Plan Master Trust (Master Trust).

(b)	Plan Administration

The Northern Trust Company (TNT) holds the Plan’s assets as the Plan’s trustee. Hewitt Associates, LLC (Hewitt) is the Plan’s recordkeeper.

(c)	Contributions

Contribution percentages range from 1 percent to 50 percent of eligible compensation on a pre-tax basis, up to the statutory limits defined by the Internal Revenue Code (IRC). The employer match amount varies based on the business unit with whom the participant is employed.

Participants at certain business units that do not accrue credited service under a Company-sponsored defined-benefit pension plan may be eligible to receive an employer profit-sharing contribution based on a percentage of their eligible compensation. At December 31, 2010 and 2009, $11,753,308 and $13,061,098 of such profit-sharing contributions, respectively, were included as a receivable in the Plan’s financial statements.

(d)	Participant Accounts

Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Plan Sponsor. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, less an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.

(e)	Vesting

Participants are eligible to participate in the Plan upon hire. Participants’ contributions and earnings thereon vest immediately. Vesting in any Company matching or profit-sharing contributions varies by business unit, but does not exceed three years.

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Notes to Financial Statements

December 31, 2010 and 2009

(f)	Participant Loans

The Plan permits active participants to borrow the lesser of $50,000 or 50 percent of the vested amount in their accounts (subject to limits defined in the Plan document and the IRC). Participants are permitted to repay the loan by regular payroll deductions over a period of up to five years. Loans are issued at the prime rate of interest. The Plan also offers primary residence loans (with terms up to 20 years), which are secured by the balance in the participants’ accounts. Participant loans outstanding at December 31, 2010, bear interest at rates that range from 3.21 percent to 10.50 percent. Participant loans are valued based on amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest.

(g)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan, (c) receive annual installment payments over a specified period or in specified amounts, or (d) receive a partial distribution of his or her total account balance. Participants may also receive hardship withdrawals under the provisions of the IRC in a lump-sum payment. Active participants may be eligible to receive in-service or hardship withdrawals or withdrawals allowed under the IRC for participants that reach age 59 1/2.

(h)	Forfeited Accounts

During the year ended December 31, 2010, participants’ forfeited nonvested accounts totaled $526,607. These amounts were used to reduce employer contributions. The Plan did not have a forfeiture balance at December 31, 2010.

(i)	Administrative Expenses

The Master Trust generally pays the administrative expenses of the Plan. The Plan document provides that the Company may reimburse the Plan for administrative expenses. The Company did not reimburse any administrative expenses in 2010.

Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not seek reimbursement for these costs in 2010.

Administrative expenses may be specifically identified to the four plans that participate in the Master Trust, or these expenses may be attributable to the Master Trust in general. Specifically identified expenses of the Plan for 2010 were $1,543,710 and are reflected as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. General expenses (primarily investment management and trustee fees) of the Master Trust in 2010 were $2,935,272. A portion of these expenses is allocated to the Plan using the percentage of the Plan’s interest in the net assets of the Master Trust. For the year ended December 31, 2010, approximately $910,000 of general expenses were allocated to the Plan and included as a reduction of participation in income of the Master Trust.

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Notes to Financial Statements

December 31, 2010 and 2009

(j)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value with the exception of fully benefit-responsive investment contracts (referred to herein as guaranteed insurance contracts or GICs), which are adjusted from fair value to contract value.

Purchases and sales of investments are recorded on the trade date. Investment income consists of dividend income, interest income, net appreciation (depreciation) in the fair value of investments, and realized gains (losses). Dividends are recognized on the ex-dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) in the fair value of investments represents the net unrealized changes in the market value of investments during the period.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter on July 7, 2010, indicating that the Plan is a qualified plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Notes to Financial Statements

December 31, 2010 and 2009

Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2007.

(4)	Investments

(a)	General

The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5), the General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0), and the General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan), collectively the Plans. Each of the Plans has an undivided interest in the Master Trust. Net assets and net participation in the net income of the Master Trust are allocated to the Plans according to each Plan’s participants’ investment elections and earnings thereon. At December 31, 2010 and 2009, the Plan’s interest in the net assets of the Master Trust was approximately 31 percent and 32 percent, respectively.

The following table presents the investments of the Master Trust as of December 31, 2010 and 2009:

	2010	2009
General Dynamics Corporation common stock+	$2,513,329,614	$2,458,583,287
Equity securities*	241,548,307	178,192,809
Guaranteed investment contracts (GICs)*	2,334,698,564	2,287,310,275
Units of common collective trusts (CCTs)+	1,934,687,185	1,579,927,534
Units of registered investment companies (RICs)	243,389,261	194,228,683
Fixed-income securities*	599,506,680	482,720,263
Cash and cash equivalents, other	77,134,283	2,702,963
Securities on loan^	558,742,931	701,981,323

Total investments at fair value	8,503,036,825	7,885,647,137
Participant loans	177,986,324	161,235,171

Total assets	8,681,023,149	8,046,882,308

Pending trade sales, net	145,046,973	30,793,209
Liability for collateral deposits	569,728,820	720,883,325

Total liabilities	714,775,793	751,676,534

Net assets of Master Trust before adjustment to contract value	7,966,247,356	7,295,205,774
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(47,657,028)	(21,149,814)

Net assets of Master Trust	$7,918,590,328	$7,274,055,960

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Notes to Financial Statements

December 31, 2010 and 2009

+	The General Dynamics Stock Fund consisted of $2,513,329,614 and $2,458,583,287 of General Dynamics common stock and $37,792,662 and $41,515,859 invested in common collective trusts at December 31, 2010 and 2009, respectively.
*	Balance contained collateral on loaned securities in the amount of $16,639,217 and $32,676,169 for equity securities, $425,797,610 and $526,437,821 for GICs, and $127,291,993 and $161,769,335 for fixed-income securities at December 31, 2010 and 2009, respectively.
^	Securities on loan included $16,050,832 and $31,665,381 of equity securities, $417,591,391 and $512,707,477 of GICs and $125,100,708 and $157,608,465 of fixed-income securities at December 31, 2010 and 2009, respectively.

The Plans’ interests in the Master Trust’s total investment at December 31, 2010 and 2009, were as follows:

	2010	2009
General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0)	$2,465,141,676	$2,361,923,112
General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5)	2,110,821,851	1,813,415,685
General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0)	2,340,127,204	2,160,740,846
General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan)	1,002,499,597	937,976,317

Total	$7,918,590,328	$7,274,055,960

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Notes to Financial Statements

December 31, 2010 and 2009

Net investment income for the Master Trust for the year ended December 31, 2010, consisted of the following:

Unrealized gains in equity securities	$66,548,782
Realized gains in equity securities	71,904,488
Unrealized gains in CCTs	245,677,419
Realized gains in CCTs	17,035,094
Unrealized gains in RICs	29,714,724
Realized losses in RICs	(6,232,544)
Unrealized gains in fixed-income securities	3,397,732
Realized gains in fixed-income securities	9,896,564
Interest	86,616,401
Dividends	64,530,235
Net interest earned on securities lending transactions	1,045,192
Class action settlement proceeds	7,387,937
Administrative expenses	(2,935,272)

Total	$594,586,752

The Plans’ interests in the Master Trust’s investment income for the year ended December 31, 2010, were as follows:

General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0)	$191,618,919
General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5)	181,378,511
General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0)	156,577,147
General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan)	65,012,175

Total	$594,586,752

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Notes to Financial Statements

December 31, 2010 and 2009

The Master Trust’s investments that represented 5 percent or more of the Master Trust’s ending net assets ($395,929,516 and $363,702,798 as of December 31, 2010 and 2009, respectively) were as follows:

	2010	2009
General Dynamics Corporation common stock (at fair value)	$2,513,329,614	$2,458,583,287
Guaranteed investment contracts (at contract value):
Met Life 25154	1,166,524,232	1,161,225,322
Met Life 25155	1,111,907,360	1,090,849,591
Investments in common collective trusts (at fair value):
Collective Daily Russell 2000 Equity Fund	490,500,333	**
Collective Daily S&P 500 Equity Fund	1,298,739,172	1,147,482,047

**     Balance did not exceed 5% threshold for the period

(b)	Guaranteed Investment Contracts

A portion of the assets in the Master Trust are invested in fully benefit-responsive investment contracts with MetLife Insurance Company (MetLife), whose credit rating from A.M. Best at December 31, 2010 was aa-. The assets of these GICs are invested in a MetLife account, and MetLife guarantees the principal and accrued interest, based on contractually-defined interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. MetLife resets the interest rate semi-annually based on the market value of the portfolio and the guaranteed value over the weighted average duration of the investments. Participants will receive the principal and accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.

Certain events, including premature termination of the GICs, plant closings, layoffs, plan terminations, bankruptcy, mergers and early retirement incentives, could limit the ability of the Plan to transact open investments at contract value. The occurrence of these events is not considered probable.

The investments shown in the accompanying Statements of Net Assets Available for Benefits include these fully benefit-responsive investment contracts at fair value with a corresponding adjustment to reflect these investments at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits, excluding the effect of any loaned securities.

The contract value of the Master Trust’s GICs at December 31, 2010 and 2009, was $2,287,041,536 and $2,266,160,461, respectively, as compared to the fair value of $2,334,698,564 and $2,287,310,275, respectively. The Plan has recognized no reserves against contract value for credit risk of the contract issuers or other matters. The average yield and crediting interest rates ranged from 2.70 percent to 2.80 percent for 2010 and 2.70 percent to 3.00 percent for 2009.

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Notes to Financial Statements

December 31, 2010 and 2009

(c)	Securities Lending

A portion of the assets in the Master Trust are used to engage in securities lending. The securities on loan and related collateral are valued daily to ensure adequate collateralization levels in relation to the securities on loan. The loaned security is delivered to the borrower, and collateral is received by TNT either simultaneously or in advance of security delivery. The total market value of collateralized securities on loan from the Master Trust at December 31, 2010 and 2009, was $558,742,931 and $701,981,323, respectively. Net income generated for the Master Trust from securities lending activities for the year ended December 31, 2010, was $1,045,192.

(d)	Fair Value Determination

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principle or most advantageous market in an orderly transaction between marketplace participants. Various valuation approaches can be used to determine fair value, each requiring different valuation inputs. The following hierarchy classifies the inputs used to determine fair value under U.S. GAAP:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical investments.

General Dynamics Corporation Common Stock, Investments in Equity Securities, Units of Registered Investment Companies, and Equity Securities on Loan:

General Dynamics Corporation common stock, investments in equity securities and units of registered investment companies are valued using quoted prices in an active market. The fair value of equity securities on loan is based on the underlying securities on loan, which are comprised of equity securities valued using quoted prices in an active market.

•	Level 2 – Inputs other than quoted prices that are observable to the market participant for the asset, or quoted prices in a market that is not active.

Guaranteed Investment Contracts, Units of Common Collective Trusts, Fixed-Income Securities and Other Securities on Loan:

GICs and units of common collective trusts are private investment securities valued using the Net Asset Value (NAV) provided by the Plan’s trustee. The NAV is quoted on a private market that is not active. However, the unit price is based primarily on underlying investments that are traded on an active market. Fixed-income securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. The fair value of other securities on loan is based on the value of the underlying GICs and fixed-income securities on loan, which are determined consistent with the descriptions above for determining the fair value of GICs and fixed-income securities. Investments in guaranteed investment contracts are redeemable at contract value on a daily basis, subject to certain restrictions. Investments in common collective trusts are redeemable daily at NAV and there are no restrictions on redemptions.

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Notes to Financial Statements

December 31, 2010 and 2009

•	Level 3 – Inputs are unobservable to the market participant.

There are no Master Trust investments classified as Level 3 investments.

The following table presents the fair values of the Master Trust’s assets on December 31, 2010 and 2009, and the basis for determining their fair values:

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2010:
General Dynamics Corporation common stock	$2,513,329,614	2,513,329,614	—	—
Investments in other equity securities:
U.S. companies:
Services	63,087,130	63,087,130	—	—
Financial	39,112,367	39,112,367	—	—
Technology	29,269,151	29,269,151	—	—
Other	87,251,704	87,251,704	—	—
International companies	22,827,955	22,827,955	—	—
Guaranteed investment contracts	2,334,698,564	—	2,334,698,564	—
Units of common collective trusts:
Large cap U.S. equity market	1,298,854,800	—	1,298,854,800	—
Small cap U.S. equity market	491,672,504	—	491,672,504	—
U.S. Government short term investment fund	144,159,881	—	144,159,881	—
Units of registered investment companies	243,389,261	243,389,261	—	—
Fixed income securities:
Corporate	275,111,970	—	275,111,970	—
Government	324,394,710	—	324,394,710	—
Cash and cash equivalents, other	77,134,283	77,134,283	—	—
Securities on loan	558,742,931	16,050,832	542,692,099	—

Total investments	$8,503,036,825	3,091,452,297	5,411,584,528	—

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Notes to Financial Statements

December 31, 2010 and 2009

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2009:
General Dynamics Corporation common stock	$2,458,583,287	2,458,583,287	—	—
Investments in other equity securities:
U.S. companies:
Services	35,001,236	35,001,236	—	—
Financial	36,102,762	36,102,762	—	—
Technology	36,416,379	36,416,379	—	—
Healthcare	22,097,356	22,097,356	—	—
Other	20,321,416	20,321,416	—	—
International companies	28,253,660	28,253,660	—	—
Guaranteed investment contracts	2,287,310,275	—	2,287,310,275	—
Units of common collective trusts:
Large cap U.S. equity market	1,147,404,288	—	1,147,404,288	—
Small cap U.S. equity market	334,481,136	—	334,481,136	—
U.S. Government short term investment fund	98,042,110	—	98,042,110	—
Units of registered investment companies	194,228,683	194,228,683	—	—
Fixed income securities:
Corporate	307,336,424	—	307,336,424	—
Government	175,383,839	—	175,383,839	—
Cash and cash equivalents, other	2,702,963	2,702,963	—	—
Securities on loan	701,981,323	31,665,381	670,315,942	—

Total investments	$7,885,647,137	2,865,373,123	5,020,274,014	—

The valuation methods described above may produce a fair value that is not indicative of a net realizable value or reflective of future fair values. Furthermore, although the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of financial instruments could result in a different fair value measurement at the reporting date.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions. Each participant will receive

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Notes to Financial Statements

December 31, 2010 and 2009

payments based on the specific dollar amounts and shares of the Company’s common stock in his or her account.

(6)	Derivative Financial Instruments

To reduce interest rate risk, the Master Trust has entered into futures contracts that serve to match the price sensitivity and duration of the Master Trust assets with various benchmarks of the Master Trust. The futures contracts the Master Trust enters into are generally contracts to purchase U.S. Treasury or Agency Bonds, Notes, or Bills at a fixed price on a set date in the future, generally during the next three to six months. The derivatives are settled daily. As a result, the Master Trust pays or receives cash daily for changes in the market price of these instruments, with gains or losses reflected in investment income. Total mark-to-market losses of $3,129,711 were included in the net investment income of the Master Trust as a component of realized gains in fixed-income securities for the year ended December 31, 2010. There are no open derivative positions at December 31, 2010. The Master Trust had no derivative instruments designated as cash flow or fair value hedges during 2010 or 2009.

(7)	Party-in-Interest Transactions

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 35,445,669 and 36,067,226 shares of the Company’s common stock as of December 31, 2010 and 2009, respectively. Dividends earned by the Master Trust on the Company’s common stock were $59,083,282 for the year ended December 31, 2010.

The Plan also invests through the Master Trust in the COLTV Short-Term Investment Fund, the COLTV Daily S&P 500 Equity Fund and the COLTV Daily Russell 2000 Fund. These funds are managed by TNT, a party-in-interest to the Plan. The following table summarizes the shares held by the Master Trust in these funds at December 31, 2010 and 2009:

	2010	2009
Collective Short-Term Investment Fund	144,159,881	98,042,110
Collective Daily S&P 500 Equity Fund	351,200	357,081
Collective Daily Russell 2000 Fund	500,221	433,744

The following table summarizes the aggregate net interest earned, and realized and unrealized gains recognized by the Master Trust on these funds for the year ended December 31, 2010:

Collective Short-Term Investment Fund	$105,486
Collective Daily S&P 500 Equity Fund	168,413,699
Collective Daily Russell 2000 Fund	94,291,143

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Notes to Financial Statements

December 31, 2010 and 2009

(8)	Reconciliation of Financial Statements to Form 5500

Benefit requests that have been processed and approved for payment prior to December 31 but not yet paid as of that date are not reported in the financial statements until the subsequent year but are included in amounts allocated to withdrawing participants on the Form 5500 for that year.

The following is a reconciliation of net assets available for benefits at December 31, 2010 and 2009 as reported in the financial statements to the Form 5500:

	2010	2009
Net assets available for benefits as reported in the financial statements	$2,480,378,290	2,376,026,622
Amounts allocated to withdrawing participants	(531,734)	(482,939)

Net assets available for benefits as reported in the Form 5500	$2,479,846,556	2,375,543,683

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2010, as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$211,673,947
Amounts allocated to withdrawing participants at December 31, 2010	531,735
Amounts allocated to withdrawing participants at December 31, 2009	(482,939)

Benefits paid to participants as reported in the Form 5500	$211,722,743

(9)	Class Action Settlement

A class action settlement agreement was signed on August 4, 2010, related to Will, et al. v. General Dynamics Corp., et al. involving disputes over fees charged to the plans. A final court approval of the agreement was granted on November 22, 2010. The Master Trust was awarded a total of $7,387,937. At December 31, 2010, the Plan has a receivable of $2,590,887 representing the portion of the settlement allocated to the accounts of participants of the Plan. This amount was collected on April 8, 2011. This allocation was generally based on the number of years a participant maintained an account balance during the period of October 1, 1994 to June 30, 2010.

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 3.0)

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Check here if Late Participant Loan Repayments are included: ☐				$1,453,868

See accompanying report of the independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION As Plan Administrator of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0)

by	/S/ HENRY C. EICKELBERG
Henry C. Eickelberg
Vice President, Human Resources and Shared Services

Dated: June 21, 2011